Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714

[redacted]

September 19, 2008

Office of International Corporate Finance
U.S. Securities and Exchange Commission
Mailstop 3628
100 F Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release issued September 18, 2008 and the accompanying Material Change Report Form 52-102F3.

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

Encl.

9/30

Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Announces Normal Course Issuer Bid

Vancouver, BC – September 18, 2008 – **Imperial Metals Corporation (TSX:III)** announces that the Toronto Stock Exchange (the "TSX") has accepted for filing the Company's Notice for its normal course issuer bid (the "Bid") to be transacted through the facilities of the TSX.

Pursuant to the Bid, the Company may purchase up to 1,297,834 common shares, which represents approximately 4% of the total 32,445,857 common shares of the Company issued and outstanding as of September 9, 2008. Purchases will be made, at the discretion of the Company at prevailing market prices, commencing September 23, 2008 and ending September 22, 2009. Pursuant to TSX policies, daily purchases made by the Company will not exceed 3,381 common shares or 25% of the Company's average daily trading volume of 13,526 common shares on the TSX, subject to certain prescribed exceptions. The shares acquired under the Bid will either be cancelled or used to satisfy the Company's obligations under its Non-Management Directors' Plan. The funding for any purchase pursuant to the Bid will be financed out of the working capital of the Company.

The Board of Directors believes the underlying value of the Company may not be reflected in the current market price of its common shares, and the Board has determined that the Bid is in the best interest of the Company and its shareholders. Since September 19, 2007, the Company has repurchased 259,587 of its outstanding common shares at the average price per share of $7.81.

A copy of the Company's Notice filed with the TSX may be obtained, by any shareholder without charge, by contacting the Company's Chief Financial Officer.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine in northern British Columbia, the development stage Red Chris property in northwest British Columbia, and the Sterling gold property in southwest Nevada.

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Contact: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Tel: (604) 669-8959

(the "Issuer")

Item 2 Date of Material Change

September 18, 2008

Item 3 News Release

The Issuer issued a news release at Vancouver, British Columbia on September 18, 2008 through Marketwire.

Item 4 Summary of Material Change

The Issuer announced that the Toronto Stock Exchange (the "TSX") has accepted for filing the Company's Notice for its normal course issuer bid (the "Bid") to be transacted through the facilities of the TSX.

Pursuant to the Bid, the Company may purchase up to 1,297,834 common shares, which represents approximately 4% of the total 32,445,857 common shares of the Company issued and outstanding as of September 9, 2008. Purchases will be made, at the discretion of the Company at prevailing market prices, commencing September 23, 2008 and ending September 22, 2009. Pursuant to TSX policies, daily purchases made by the Company will not exceed 3,381 common shares or 25% of the Company's average daily trading volume of 13,526 common shares on the TSX, subject to certain prescribed exceptions. The shares acquired under the Bid will either be cancelled or used to satisfy the Company's obligations under its Non-Management Directors' Plan. The funding for any purchase pursuant to the Bid will be financed out of the working capital of the Company.

Item 5.1 Full Description of Material Change

Please see the Issuer's news releases attached as Schedule "A" for a full description of the material change.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669-8959.

Item 9 Date of Report

Dated September 19, 2008.

Schedule "A"

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Announces Normal Course Issuer Bid

Vancouver, BC – September 18, 2008 – **Imperial Metals Corporation (TSX:III)** announces that the Toronto Stock Exchange (the "TSX") has accepted for filing the Company's Notice for its normal course issuer bid (the "Bid") to be transacted through the facilities of the TSX.

Pursuant to the Bid, the Company may purchase up to 1,297,834 common shares, which represents approximately 4% of the total 32,445,857 common shares of the Company issued and outstanding as of September 9, 2008. Purchases will be made, at the discretion of the Company at prevailing market prices, commencing September 23, 2008 and ending September 22, 2009. Pursuant to TSX policies, daily purchases made by the Company will not exceed 3,381 common shares or 25% of the Company's average daily trading volume of 13,526 common shares on the TSX, subject to certain prescribed exceptions. The shares acquired under the Bid will either be cancelled or used to satisfy the Company's obligations under its Non-Management Directors' Plan. The funding for any purchase pursuant to the Bid will be financed out of the working capital of the Company.

The Board of Directors believes the underlying value of the Company may not be reflected in the current market price of its common shares, and the Board has determined that the Bid is in the best interest of the Company and its shareholders. Since September 19, 2007, the Company has repurchased 259,587 of its outstanding common shares at the average price per share of $7.81.

A copy of the Company's Notice filed with the TSX may be obtained, by any shareholder without charge, by contacting the Company's Chief Financial Officer.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine in northern British Columbia, the development stage Red Chris property in northwest British Columbia, and the Sterling gold property in southwest Nevada.

--

Contact: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

END